02037768

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May, 2002

P.E.
5-1-02

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is the Registrant's announcement, as follows:

Date	Subject
May 23, 2002	Avi Wertheim, Chairman of the Board of B.O.S Better On-Line Solutions Ltd., will not purchase one million of the Company shares.

Mr. Avi Wertheim, Chairman of the Board of B.O.S Better On-Line Solutions Ltd., Will Not Purchase One Million Company Shares

For immediate release

Teradyon, Israel, May 23,2002 B.O.S – Better Online Solutions (NASDAQ: BOSC; TASE: BOS) announced today that Mr. Avi Wertheim, Chairman of the Board of Directors of B.O.S Better On-Line Solutions Ltd., (the "Company" or "BOS") has announced at yesterday's Board meeting, that Orwer Ltd, a company wholly-owned by him and his spouse, will not be purchasing one million of the Company's shares, according to the terms of the private placement approved by the Shareholders in March.

The Company's Board of Directors is studying the matter.

For more information, please contact Mr. Eyran Noy, VP Finance and CFO, at Tel. +972-4-9907-555 noy@boscom.com.
BOS Website: www.bosweb.com

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the U.S. Securities Exchange Commission.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ______________________
Eyran Noy
VP Finance, CFO &
Company's Secretary

Dated: May 23, 2002